January 31, 2011
VIA EDGAR
Jennifer Gowetski
Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010

Re:	Swisher Hygiene Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed January 11, 2011 File No. 333-170633
Dear Ms. Gowetski:
On behalf of Swisher Hygiene Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated January 24, 2011, regarding the above-referenced Amendment No. 2 to Registration Statement on Form S-1. The Company is simultaneously filing Amendment No. 3 to the Form S-1 (“Amendment No. 3”). Please note that for the Staff’s convenience we have recited the Staff’s comments in boldface type and provided the Company’s response to each comment immediately thereafter.

Jennifer Gowetski
Senior Counsel
January 31, 2011

General
1.	We note your response to comment 1 of our letter dated January 6, 2011. Please note that we will continue to review this filing to ensure compliance with the outstanding comments on the Form 10.
In response to the Staff’s comment, we have revised Amendment No. 3 to ensure compliance with the outstanding comments on the Form 10.
2.	We note that you have requested confidential treatment of portions of Exhibit 10.24. We will review and provide comments on your request under a separate letter. Comments on your request must be resolved before we may accelerate the effectiveness of this registration statement.

We acknowledge the Staff’s comment and as described in our response to the Staff’s comment letter dated July 27, 2011, we have refiled the agreement in full as Exhibit 10.24, requesting confidential treatment for only those items that may cause competitive harm if disclosed.

*     *     *
     In connection with responding to the Commission’s comments, the Company has acknowledged in Exhibit A to this letter the following:
•	should the Commission or the staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe the responses provided above fully address the Staff’s comments. If you have any questions, please call me at (305) 982-5581.

Sincerely, AKERMAN SENTERFITT
/s/ Michael Francis
Michael Francis
For the Firm

cc:	United States Securities and Exchange Commission
     Howard Efron

United States Securities and Exchange Commission
     Kevin Woody

United States Securities and Exchange Commission
     Stacie Gorman

Swisher Hygiene Inc.
Steven R. Berrard, President and Chief Executive Officer

Exhibit A
SWISHER HYGIENE INC.
4725 Piedmont Row Drive, Suite 400
Charlotte, North Carolina 28210
(704) 364-7707; Fax (704) 602-7980
January 31, 2011
     In connection with its response to the United States Securities and Exchange Commission’s comment letter, dated January 24, 2011, Swisher Hygiene Inc. (the “Company”) acknowledges the following:
•	should the Commission or the staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Swisher Hygiene Inc.
By:	/s/ Steven R. Berrard
Steven R. Berrard
President and Chief Executive Officer